TECHDYNE, INC.


                   Supplement Dated February 8, 1999

     The Company has extended the exercise period of its 959,152 out-standing redeemable common stock purchase warrants ("Warrants") for a period of 65 days from March 12, 1999 to May 17, 1999. The exercise price of the Warrants has also been reduced to $4.00 per share of common stock from the original exercise price of $5.00 per share. All references in the Prospectus dated December 11, 1996, and Supplement dated July 13, 1998 ("Prospectus") concerning the exercise period of the Warrants are modified to May 17, 1999; and all references to the exercise price of the Warrants are modified to $4.00 per share.

     Use of Proceeds is also being modified on pages 5 and 11 of the Prospectus to indicate that assuming significant proceeds are realized by the Company from Warrant exercises, a substantial portion of those proceeds could be used to reduce debt and for working capital.

     The Company originally issued 1,000,000 Warrants in its 1995 offering of common stock and Warrants through the underwriter, Joseph Dillon & Company, Inc. ("Dillon"), which firm is also a selling security holder. See page 30 of the Prospectus. The Warrants trade on the Nasdaq National Market. Gross proceeds, assuming full exercise of the Warrants, would be approximately $3,836,600 less costs which include a 5% fee of the proceeds from any Warrant exercise to Dillon based on certain conditions. See "Plan of Distribution," page 34 of the Prospectus. The net proceeds to the Company, assuming exercise of all the Warrants, would be approxi-mately $3,640,000.

     The closing prices on February 5, 1999 as reported by Nasdaq were $3.31 for the common stock and $.125 for the Warrants. There is no assurance as to the extent of any exercise of the Warrants, particularly in view of the current market price of the common stock being less than the Warrant exercise price. Therefore, there can be no assurance that the Company will realize any proceeds.